# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FINANCIAL INSTITUTIONS, INC, CIK 0000862831
CUSIP: 317585404
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 220 Liberty Street, Warsaw, New York (NY), 14569
Date of event which requires filing of this statement: 08/13/2025
Amends the filing with accession number 0000897069-25-000660
Filed by CIK 0001569147
Persons authorized to receive notices and communications: John W. Palmer, PL Capital Advisors, LLC, 750 Eleventh Street South, Suite 202, Naples, Florida (FL), 34102, 239-777-0187; Copy to: Peter D. Fetzer, Foley & Lardner LLP, 777 East Wisconsin Avenue, Suite 3800, Milwaukee, Wisconsin (WI), 53202-5306, 414-297-5596; Copy to: Philip M. Goldberg, Foley & Lardner LLP, 321 North Clark Street, Suite 2800, Chicago, Illinois (IL), 60654-5313, 312-832-4549

## Reporting persons
- PL Capital Advisors, LLC (CIK 0001569147): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,491,363; sole dispositive power 0; shared dispositive power 1,491,363; aggregate amount beneficially owned 1,491,363 (7.4% of the class)
- LASHLEY RICHARD J (CIK 0001204241): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 5,000; shared voting power 1,497,063; sole dispositive power 5,000; shared dispositive power 1,497,063; aggregate amount beneficially owned 1,502,063 (7.5% of the class)
- PALMER JOHN W (CIK 0001204244): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 4,000; shared voting power 1,491,363; sole dispositive power 4,000; shared dispositive power 1,491,363; aggregate amount beneficially owned 1,495,363 (7.4% of the class)
- Black Maple Capital Management LP (CIK 0001588959): type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 29,325; sole dispositive power 0; shared dispositive power 29,325; aggregate amount beneficially owned 29,325 (0.1% of the class)
- Black Maple Capital Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: bank loan (BK); sole voting power 0; shared voting power 29,325; sole dispositive power 0; shared dispositive power 29,325; aggregate amount beneficially owned 29,325 (0.1% of the class)
- Barnard Robert James (CIK 0001979656): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 29,325; sole dispositive power 0; shared dispositive power 29,325; aggregate amount beneficially owned 29,325 (0.1% of the class)
- Danielle Morgan Lashley 2010 Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 3,000; sole dispositive power 0; shared dispositive power 3,000; aggregate amount beneficially owned 3,000 (0.01% of the class)
- Danielle Morgan Lashley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 3,000; sole dispositive power 0; shared dispositive power 3,000; aggregate amount beneficially owned 3,000 (0.01% of the class)
- Lashley Family 2011 Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,100; sole dispositive power 0; shared dispositive power 5,100; aggregate amount beneficially owned 5,100 (0.03% of the class)
- Beth Lashley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,100; sole dispositive power 0; shared dispositive power 5,100; aggregate amount beneficially owned 5,100 (0.03% of the class)
- Lashley Family 2012 Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 3,000; sole dispositive power 0; shared dispositive power 3,000; aggregate amount beneficially owned 3,000 (0.01% of the class)
- Robin Lashley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 1,200; sole dispositive power 0; shared dispositive power 1,200; aggregate amount beneficially owned 1,200 (0.01% of the class)
- Caitlin Anne Lashley 2010 Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,500; sole dispositive power 0; shared dispositive power 1,500; aggregate amount beneficially owned 1,500 (0.01% of the class)
- Caitlin Fanelli (nee Lashley): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,500; sole dispositive power 0; shared dispositive power 1,500; aggregate amount beneficially owned 1,500 (0.01% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: FINANCIAL INSTITUTIONS, INC
Address of issuer's principal executive offices: 220 Liberty Street, Warsaw, New York (NY), 14569

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by (collectively, the "Reporting Persons"):

PL Capital Advisors, LLC, a Delaware limited liability company and SEC registered investment adviser under the Investment Advisers Act of 1940 ("PL Capital Advisors"); Richard J. Lashley, a managing member of PL Capital Advisors; and John W. Palmer, a managing member of PL Capital Advisors (collectively, the "PL Capital Reporting Persons").

Black Maple Capital Management LP, a Delaware limited partnership and SEC registered investment adviser under the Investment Advisers Act of 1940 ("Black Maple Capital"); Black Maple Capital Holdings LLC, a Delaware limited liability company and the General Partner of Black Maple Capital ("Black Maple Holdings"), and Robert Barnard, as the managing member of Black Maple Holdings (collectively, the "Black Maple Reporting Persons").

Richard J. Lashley, as a Co-Trustee of the Danielle Morgan Lashley 2010 Trust, a New Jersey trust (the "Danielle Lashley Trust"); as a Co-Trustee of the Caitlin Anne Lashley 2010 Trust, a New Jersey Trust (the "Caitlin Lashley Trust"); as the holder of discretionary authority over a brokerage account owned by Robin Lashley; and as the Trustee of the Lashley Family 2012 Trust, a New Jersey trust.

John W. Palmer, as an individual, and as the Trustee of his defined contribution pension plan.

Danielle M. Lashley, as a Co-Trustee of the Danielle Lashley Trust.

Caitlin Anne Fanelli (nee Lashley), as a Co-Trustee of the Caitlin Lashley Trust.

Robin Lashley, as an individual.

Lashley Family 2011 Trust, a New Jersey trust.

Lashley Family 2012 Trust, a New Jersey trust.

Beth Lashley, as the Trustee of the Lashley Family 2011 Trust.

The Reporting Persons may be deemed to be members of a group with respect to the Company or securities of the Company for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Persons declare that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, (i) acting (or have agreed or are agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company; or (ii) a member of any syndicate or group with respect to the Company or any securities of the Company.
Residence or business address:
The principal business address of the PL Capital Reporting Persons is 750 Eleventh Street South, Suite 202, Naples, FL 34102.

The principal business address of the Black Maple Reporting Persons is 250 E. Wisconsin Avenue, Suite 1250, Milwaukee, WI 53202.

The principal business address of the Danielle Lashley Trust is c/o Richard Lashley, Co-Trustee, 415 L'Ambiance Drive, Unit E-707, Longboat Key, FL 34228.

The principal business address of Danielle M. Lashley is 1004 Nicholson Road, Wynnewood, PA, 19096.

The principal business address of the Caitlin Lashley Trust is c/o Richard Lashley, Co-Trustee, 415 L'Ambiance Drive, Unit E-707, Longboat Key, FL 34228.

The principal business address of Caitlin Fanelli is 57 Alexanders Court, Newtown, PA 18940.

The principal business address of the Lashley Family 2011 Trust is c/o Beth Lashley, Trustee, 415 L'Ambiance Drive, Unit E-707, Longboat Key, FL 34228.

The principal business address of the Lashley Family 2012 Trust is c/o Richard Lashley, Trustee, 415 L'Ambiance Drive, Unit E-707, Longboat Key, FL 34228.

The principal business address of Beth Lashley is 415 L'Ambiance Drive, Unit E-707, Longboat Key, FL 34228.

The principal business address of Robin Lashley is c/o Richard Lashley, 415 L'Ambiance Drive, Unit E-707, Longboat Key, FL 34228.
Present principal occupation or employment:
The principal business of PL Capital Advisors is to serve as an investment manager or adviser to various investment partnerships, funds and managed accounts (each a "PL Capital Advisors Client" and, collectively, the "PL Capital Advisors Clients"). The principal occupation of Messrs. Lashley and Palmer is investment management through their ownership and control over the affairs of PL Capital Advisors. PL Capital Advisors has sole voting and dispositive power over the Common Stock held on behalf of the PL Capital Advisors Clients, which is deemed shared with the two Managing Members of PL Capital Advisors. The PL Capital Advisors Clients do not have the right to acquire voting or dispositive power over the Common Stock within sixty days.

The principal business of Black Maple Capital is to serve as an investment manager or adviser to various investment partnerships, funds and managed accounts (each a "Black Maple Capital Client" and, collectively, the "Black Maple Capital Clients"). Black Maple Holdings is the General Partner of Black Maple Capital. The principal occupation of Mr. Barnard is investment management through his ownership and control over the affairs of Black Maple Capital.

The principal business of the Danielle Lashley Trust is to serve as a trust for the benefit of Danielle Lashley.

The principal business of the Caitlin Lashley Trust is to serve as a trust for the benefit of Caitlin Fanelli (nee Lashley).

The principal business of the Lashley Family 2011 Trust is to serve as a trust for the benefit of Beth Lashley.

The principal business of the Lashley Family 2012 Trust is to serve as a trust for the benefit of Richard Lashley.

Danielle Lashley is an individual and serves as the Co-Trustee of the Danielle Lashley Trust. Beth Lashley is an individual and serves as the Trustee of the Lashley Family 2011 Trust. Robin Lashley is an individual and is a retired university professor. Caitlin Fanelli (nee Lashley) is an individual and serves as Co-Trustee of the Caitlin Lashley Trust.

The PL Capital Reporting Persons and the Black Maple Reporting Persons share voting and dispositive power over the Common Stock held by PL Capital / Black Maple Financial Fund, L.P., which is a joint PL Capital Advisors Client and Black Maple Capital Client. The PL Capital / Black Maple Financial Fund, L.P. does not have the right to obtain voting or dispositive power over any of the shares of Common Stock within sixty days and is therefore not deemed to beneficially own the shares of Common Stock pursuant to Rule 13d-3 under the Exchange Act.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: Richard Lashley, John Palmer, Robert Barnard, Danielle Lashley, Beth Lashley and Robin Lashley are citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In aggregate, the Reporting Persons have voting and dispositive power over 1,511,363 shares of Common Stock of the Company acquired at an aggregate cost of $37,911,308.

PL Capital Advisors holds sole voting and dispositive power over 1,491,363 shares of Common Stock acquired at a cost of $37,421,976 on behalf of the PL Capital Advisors Clients.

PL Capital Advisors and Black Maple Capital share voting and dispositive power over 29,325 shares of Common Stock acquired on behalf of the PL Capital / Black Maple Financial Fund, L.P. acquired at a cost of $759,955.

The Danielle Lashley Trust, Richard Lashley and Danielle Lashley share voting and dispositive power over 3,000 shares of Common Stock held by the Danielle Lashley Trust acquired at a cost of $75,728.

The Caitlin Lashley Trust, Richard Lashley and Caitlin Fanelli share voting and dispositive power over 1,500 shares of Common Stock held by the Caitlin Lashley Trust acquired at a cost of $38,963.

The Lashley Family 2011 Trust and Beth Lashley share voting and dispositive power over 5,100 shares of Common Stock held by the Lashley Family 2011 Trust acquired at a cost of $126,608.

The Lashley Family 2012 Trust and Richard Lashley share voting and dispositive power over 3,000 shares of Common Stock held by the Lashley Family 2012 Trust acquired at a cost of $77,670.

Robin Lashley and Richard Lashley share voting and dispositive power over 1,200 shares of Common Stock held by Robin Lashley acquired at a cost of $29,868.

John Palmer as an individual holds sole voting and dispositive power over 4,000 shares of Common Stock he holds in his defined contribution pension plan, acquired at a cost of $89,495.

Richard Lashley as an individual holds sole voting and dispositive power over 2,000 shares of Common Stock he holds in his Individual Retirement Account, acquired at a cost of $51,000.

Mr. Lashley, Mr. Palmer and PL Capital Advisors are deemed to beneficially own Common Stock held on behalf of the PL Capital Advisors Clients under Rule 13d-3 of the Exchange Act.

Mr. Barnard, Black Maple Holdings and Black Maple Capital are deemed to beneficially own Common Stock held on behalf of the Black Maple Capital Clients under Rule 13d-3 of the Exchange Act. Other than the PL Capital / Black Maple Financial Fund, L.P., currently no other shares of Common Stock are held on behalf of Black Maple Capital Clients. Mr. Barnard does not directly own any Common Stock.

From time to time, the PL Capital Reporting Persons and the Black Maple Reporting Persons may have purchased or held Common Stock on margin provided by Goldman Sachs & Co. ("Goldman Sachs") on such firm's usual terms and conditions. All or part of the shares of Common Stock owned on behalf of the PL Capital Advisors Clients and the Black Maple Capital Clients may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing, there are no margin or other loans outstanding secured by Common Stock by any of the PL Capital Reporting Persons or Black Maple Reporting Persons.

From time to time, the Danielle Lashley Trust, Caitlin Lashley Trust, Lashley Family 2011 Trust, Lashley Family 2012 Trust, John Palmer, and Robin Lashley may have purchased or held Common Stock on margin provided by Charles Schwab & Co. Inc. or Fidelity Investments Inc. on such firms' usual terms and conditions. All or part of the shares of Common Stock owned on behalf of the persons and entities noted above may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

As of the date of this filing, there are no margin or other loans outstanding secured by Common Stock by any of the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
This is the Reporting Persons' first amended Schedule 13D. The Reporting Persons beneficially own 7.5% of the Company in the aggregate, based upon the Company's outstanding shares of Common Stock as of July 31, 2025. The Reporting Persons acquired the Common Stock because they believed the Common Stock was undervalued at the time of purchase.

The Reporting Persons intend to monitor the performance and corporate governance of the Company, as well as the actions of the Company's management and board. As it deems necessary, the Reporting Persons will assert their stockholder rights.

To the extent the actions described herein may be deemed to constitute a "control purpose" with respect to the Exchange Act and the regulations thereunder, the Reporting Persons have such a purpose. Except as noted in this Schedule 13D, the Reporting Persons do not have any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto. The Reporting Persons may make further purchases of shares of Common Stock, and the Reporting Persons may dispose of any or all the shares of Common Stock which they hold.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 20,129,633, reported as the number of outstanding shares as of July 31, 2025, in the Company's Form 10-Q Quarterly Report filed with the Securities Exchange Commission on August 4, 2025.

Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Advisors, the investment manager or adviser to the PL Capital Advisors Clients, they are deemed to share the voting and dispositive power over the shares of Common Stock managed by PL Capital Advisors on behalf of the PL Capital Advisors Clients (including, without limitation, the PL Capital / Black Maple Financial Fund, L.P.).

Because Black Maple Holdings is the General Partner of Black Maple Capital, the investment manager or adviser to the Black Maple Capital Clients (including, without limitation, the PL Capital / Black Maple Financial Fund, L.P.), it is deemed to share voting power and dispositive power over the shares of Common Stock managed by Black Maple Capital on behalf of the Black Maple Capital Clients. Because Mr. Barnard is the control person of Black Maple Holdings, the General Partner of Black Maple Capital, he is deemed to share voting power and dispositive power over the shares of Common Stock managed by Black Maple Capital on behalf of the Black Maple Capital Clients (including, without limitation, the PL Capital / Black Maple Financial Fund, L.P.).
Number of shares as to which each person has sole or shared power to vote or dispose:
Name of Reporting Person: PL Capital Advisors, LLC
Number of Shares Beneficially Owned with Sole Voting and Dispositive Power: None
Number of Shares Beneficially Owned with Shared Voting and Dispositive Power: 1,491,363

Name of Reporting Person: Richard J. Lashley
Number of Shares Beneficially Owned with Sole Voting and Dispositive Power: 5,000 (includes 2,000 shares held in Mr. Lashley's IRA and 3,000 shares held in the Lashley Family 2012 Trust)
Number of Shares Beneficially Owned with Shared Voting and Dispositive Power: 1,497,063
Additional Information: Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Advisors, the investment manager or adviser to the Clients, they are deemed to share the voting and dispositive power over the shares of Common Stock managed by PL Capital Advisors on behalf of the Clients. And because Mr. Lashley is the co-Trustee of the Danielle Lashley Trust and the Caitlin Lashley Trust, and is the holder of discretionary authority for Robin Lashley, Mr. Lashley is deemed to share the voting and dispositive power over the shares of Common Stock held by these persons and entities.

Name of Reporting Person: John W. Palmer
Number of Shares Beneficially Owned with Sole Voting and Dispositive Power: 4,000 (these shares are held in Mr. Palmer's defined contribution plan)
Number of Shares Beneficially Owned with Shared Voting and Dispositive Power: 1,491,363

Additional Information: Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Advisors, the investment manager or adviser to the Clients, they are deemed to share the voting and dispositive power over the shares of Common Stock managed by PL Capital Advisors on behalf of the Clients.

Name of Reporting Persons: Black Maple Capital Holdings, Black Maple Capital and Robert Barnard
Number of Shares Beneficially Owned with Sole Voting and Dispositive Power: 0
Number of Shares Beneficially Owned with Shared Voting and Dispositive Power: 29,325

Because Black Maple Holdings is the General Partner of Black Maple Capital, the investment manager or adviser to the Black Maple Capital Clients (including, without limitation, the PL Capital / Black Maple Financial Fund, L.P.), it is deemed to share voting power and dispositive power over the shares of Common Stock managed by Black Maple Capital on behalf of the Black Maple Capital Clients. Because Mr. Barnard is the control person of Black Maple Holdings, the General Partner of Black Maple Capital, he is deemed to share voting power and dispositive power over the shares of Common Stock managed by Black Maple Capital on behalf of the Black Maple Capital Clients (including, without limitation, the PL Capital / Black Maple Financial Fund, L.P.).

Name of Reporting Persons: Danielle Lashley Trust, Danielle Lashley and Richard Lashley
Number of Shares Beneficially Owned with Sole Voting and Dispositive Power: 0
Number of Shares Beneficially Owned with Shared Voting and Dispositive Power: 3,000

Name of Reporting Persons: Cailtin Lashley Trust, Caitlin Fanelli and Richard Lashley
Number of Shares Beneficially Owned with Sole Voting and Dispositive Power: 0
Number of Shares Beneficially Owned with Shared Voting and Dispositive Power: 1,500

Name of Reporting Persons: Lashley Family 2011 Trust and Beth Lashley
Number of Shares Beneficially Owned with Sole Voting and Dispositive Power: 0
Number of Shares Beneficially Owned with Shared Voting and Dispositive Power: 5,100

Name of Reporting Persons: Robin Lashley and Richard Lashley
Number of Shares Beneficially Owned with Sole Voting and Dispositive Power: 0
Number of Shares Beneficially Owned with Shared Voting and Dispositive Power: 1,200
Transactions in the class effected during the past sixty days:
The Reporting Persons made transactions in the Common Stock within the past 60 days as noted below:

Messrs. Palmer and Lashley
(a)-(b) See cover page.

(c) During the past 60 days, Messrs. Palmer and Lashley did not have any transactions in the Common Stock other than the transactions effected by PL Capital Advisors on behalf of the PL Capital Advisors Clients.

Black Maple Holdings and Mr. Barnard
(a)-(b) See cover page.

(c) During the past 60 days, Black Maple Holdings and Mr. Barnard did not have any transactions in the Common Stock other than the transactions effected by Black Maple Capital on behalf of the Black Maple Capital Clients.

PL Capital Advisors and Black Maple Capital Transactions in Common Stock
(a)-(b) See cover page.

(c) PL Capital Advisors and Black Maple Capital made the following purchases (and no sales) of Common Stock in the past sixty days on behalf of PL Capital Advisors Clients and Black Maple Capital Clients:

Trade Date: 6/26/2025
Number of Shares Purchased: 5,000
Price Per Share: $25.61
Where and How Transaction Effected: Open Market Transaction
Clients: PL Capital Advisors Clients (other than PL Capital / Black Maple Financial Fund, L.P.)

Trade Date: 6/27/2025
Number of Shares Purchased: 6,500
Price Per Share: $25.88
Where and How Transaction Effected: Open Market Transaction
Clients: PL Capital Advisors Clients (other than PL Capital / Black Maple Financial Fund, L.P.)

Trade Date: 6/30/2025
Number of Shares Purchased: 9,000
Price Per Share: $25.78
Where and How Transaction Effected: Open Market Transaction
Clients: PL Capital Advisors Clients (other than PL Capital / Black Maple Financial Fund, L.P.)

Trade Date: 7/15/2025
Number of Shares Purchased: 3,208
Price Per Share: $26.98
Where and How Transaction Effected: Open Market Transaction
Clients: PL Capital Advisors Clients (other than PL Capital / Black Maple Financial Fund, L.P.)

Trade Date: 7/16/2025
Number of Shares Purchased: 3,500
Price Per Share: $26.84
Where and How Transaction Effected: Open Market Transaction
Clients: PL Capital Advisors Clients (other than PL Capital / Black Maple Financial Fund, L.P.)

Trade Date: 7/21/2025
Number of Shares Purchased: 127
Price Per Share: $27.20
Where and How Transaction Effected: Open Market Transaction
Clients: PL Capital Advisors Clients (other than PL Capital / Black Maple Financial Fund, L.P.)

Trade Date: 7/22/2025
Number of Shares Purchased: 2,000
Price Per Share: $27.37
Where and How Transaction Effected: Open Market Transaction
Clients: PL Capital Advisors Clients (other than PL Capital / Black Maple Financial Fund, L.P.)

Trade Date: 7/24/2025
Number of Shares Purchased: 2,000
Price Per Share: $26.75
Where and How Transaction Effected: Open Market Transaction
Clients: PL Capital Advisors Clients (other than PL Capital / Black Maple Financial Fund, L.P.)

Trade Date: 7/24/2025
Number of Shares Purchased: 2,000
Price Per Share: $26.75
Where and How Transaction Effected: Open Market Transaction
Clients: PL Capital Advisors Clients (other than PL Capital / Black Maple Financial Fund, L.P.)

Trade Date: 7/24/2025
Number of Shares Purchased: 2,500
Price Per Share: $27.00
Where and How Transaction Effected: Open Market Transaction
Clients: PL Capital Advisors Clients (other than PL Capital / Black Maple Financial Fund, L.P.)

Trade Date: 7/25/2025
Number of Shares Purchased: 5,000
Price Per Share: $26.45
Where and How Transaction Effected: Open Market Transaction
Clients: PL Capital Advisors Clients (other than PL Capital / Black Maple Financial Fund, L.P.)

Trade Date: 7/25/2025
Number of Shares Purchased: 4,551
Price Per Share: $26.00
Where and How Transaction Effected: Open Market Transaction
Clients: PL Capital Advisors Clients (other than PL Capital / Black Maple Financial Fund, L.P.)

Trade Date: 7/29/2025
Number of Shares Purchased: 2,000
Price Per Share: $26.36
Where and How Transaction Effected: Open Market Transaction
Clients: PL Capital Advisors Clients and Black Maple Capital Clients

Trade Date: 7/29/2025
Number of Shares Purchased: 5,449
Price Per Share: $26.00
Where and How Transaction Effected: Open Market Transaction
Clients: PL Capital Advisors Clients (other than PL Capital / Black Maple Financial Fund, L.P.)

Trade Date: 7/31/2025
Number of Shares Purchased: 1,000
Price Per Share: $25.25
Where and How Transaction Effected: Open Market Transaction
Clients: PL Capital Advisors Clients (other than PL Capital / Black Maple Financial Fund, L.P.)

Trade Date: 7/31/2025
Number of Shares Purchased: 25,000
Price Per Share: $25.52
Where and How Transaction Effected: Open Market Transaction
Clients: PL Capital Advisors Clients (other than PL Capital / Black Maple Financial Fund, L.P.)

Trade Date: 8/1/2025
Number of Shares Purchased: 25,000
Price Per Share: $24.85
Where and How Transaction Effected: Open Market Transaction
Clients: PL Capital Advisors Clients (other than PL Capital / Black Maple Financial Fund, L.P.)

Trade Date: 8/13/2025
Number of Shares Purchased: 46,518
Price Per Share: $26.39
Where and How Transaction Effected: Open Market Transaction
Clients: PL Capital Advisors Clients and Black Maple Capital Clients

Danielle Lashley Trust (Danielle Lashley, Co-Trustee)
(a)-(b) See cover page.

(c) During the past 60 days, the Danielle Lashley Trust did not have any transactions in the Common Stock.

Caitlin Lashley Trust (Caitlin Fanelli, Co-Trustee)
(a)-(b) See cover page.

(c) During the past 60 days, the Caitlin Lashley Trust did not have any transactions in the Common Stock.

Lashley Family 2011 Trust (Beth Lashley, Trustee)
(a)-(b) See cover page.

(c) During the past 60 days, the Lashley Family 2011 Trust did not have any transactions in the Common Stock.

Lashley Family 2012 Trust (Richard Lashley, Trustee)
(a)-(b) See cover page.

(c) During the past 60 days, the Lashley Family 2012 Trust did not have any transactions in the Common Stock.

Robin Lashley
(a)-(b) See cover page.

(c) During the past 60 days, Robin Lashley did not have any transactions in the Common Stock.

John Palmer (Defined Contribution Plan)
(a)-(b) See cover page.

(c) During the past 60 days, John Palmer's defined contribution plan did not have any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds:
PL Capital Advisors' Clients may be deemed to have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock owned on their behalf. The Black Maple Capital Clients may be deemed to have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock owned on their behalf.

Except as set forth above, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons. No advisory client is known to any Reporting Person to have, and except as otherwise set forth herein no Reporting Person has, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Company's Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
PL Capital Advisors is the investment manager on behalf of the Clients. Each of the Clients has granted to PL Capital Advisors the sole and exclusive authority to vote and dispose of the shares of Common Stock held on their behalf pursuant to a management agreement. PL Capital Advisors is entitled to a fee for managing and advising these Clients, generally based upon a percentage of the Clients' capital. Affiliates of PL Capital Advisors, including PL Capital, LLC and Goodbody/PL Capital LLC, serve as the general partner of various partnerships managed and advised by PL Capital Advisors, including Financial Edge Fund, L.P., Financial Edge-Strategic Fund, L.P., PL Capital/Focused Fund, L.P., PL Capital Plus Fund, L.P., PL Capital SPV #1, L.P., and Goodbody/PL Capital, L.P., each a Delaware limited partnership. For serving as the general partner of these partnerships, PL Capital Advisors' affiliates are entitled to an allocation of a portion of net profits, if any, generated by the partnerships.

PL Capital Advisors and Black Maple Capital are co-investment advisors on behalf of the PL Capital / Black Maple Financial Fund, L.P. The PL Capital / Black Maple Financial Fund, L.P. has granted to each of PL Capital Advisors and Black Maple Capital shared authority to vote and dispose of the shares of Common Stock held on its behalf pursuant to an investment management agreement. PL Capital Advisors and Black Maple Capital are entitled to a fee for managing and advising the PL Capital / Black Maple Financial Fund, L.P., and certain of their affiliates are entitled to an allocation of a portion of net profits, if any, for serving as the general partner.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Joint Filing Agreement - Filed Herewith.

## Signatures
- PL Capital Advisors, LLC: John W. Palmer, Managing Member (08/14/2025)
- PL Capital Advisors, LLC: Richard J. Lashley, Managing Member (08/14/2025)
- LASHLEY RICHARD J: /s/ Richard J. Lashley, /s/ Richard J. Lashley (08/14/2025)
- PALMER JOHN W: /s/ John W. Palmer, John W. Palmer (08/14/2025)
- Black Maple Capital Management LP: Robert Barnard, Managing Member (08/14/2025)
- Black Maple Capital Holdings LLC: Robert Barnard, Managing Member (08/14/2025)
- Barnard Robert James: /s/ Robert James Barnard, /s/ Robert James Barnard (08/14/2025)
- Danielle Morgan Lashley 2010 Trust: Richard Lashley, Trustee (08/14/2025)
- Danielle Morgan Lashley 2010 Trust: /s/ Danielle Lashley, Danielle Lashley (08/14/2025)
- Danielle Morgan Lashley: /s/ Danielle Morgan Lashley, Danielle Morgan Lashley (08/14/2025)
- Lashley Family 2011 Trust: /s/ Beth Lashley, Trustee (08/14/2025)
- Beth Lashley: /s/ Beth Lashley, Beth Lashley (08/14/2025)
- Lashley Family 2012 Trust: /s/ Richard Lashley, Trustee (08/14/2025)
- Robin Lashley: /s/ Robin Lashley, Robin Lashley (08/14/2025)
- Caitlin Anne Lashley 2010 Trust: /s/ Richard Lashley, Trustee (08/14/2025)
- Caitlin Anne Lashley 2010 Trust: /s/ Caitlin Fanelli, Trustee (08/14/2025)
- Caitlin Fanelli (nee Lashley): /s/ Caitlin Fanelli, Caitlin Fanelli (08/14/2025)